 Exhibit 99.1

English Translation of Hebrew Immediate Report

Intec Pharma Ltd.

(the "Company")

September 6, 2015

Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nisharim Street	2 Ahuzat Bait Street
Jerusalem	Tel- Aviv 6525216

Dear Sir/Madam,

Re: Immediate Report

In accordance with Article 35GG(1) of the Securities Law, 5728-1968 and in accordance with the approval of the general meeting of the shareholders of the Company dated July 16, 2015 and the Company's report dated August 9, 2015 (Reference No. 2015-01-092187)1, the Company hereby announces the transfer of the Company to a reporting regime in accordance with the U.S. Securities Exchange Act of 1934, as amended, i.e., in accordance with Section 5c of the Securities Law, 5728-1968, and the regulations promulgated thereunder.

Subsequent to the date of this Immediate Report, the Company will report to the Magna all reports filed by the Company with the U.S. Securities and Exchange Commission.

The Company's periodic report for the year ended December 31, 2014, dated March 31, 2015 (Reference No. 2015-01-070225), first quarter report for the period ended March 31, 2015, dated May 31, 2015 (Reference No. 2015-01-035646), and second quarter report for the period ended June 30, 2015, dated August 30, 2015 (Reference No. 2015-01-108972), are incorporated herein by reference.

Sincerely,

Intec Pharma Ltd.

By: Zeev Weiss, CEO

By: Oren Mohar, CPA, CFO

1 See Company’s report from June 11, 2015 and July 16, 2015, Reference Nos. 2015-01-046128 and 2015-01-074997, respectively.